July 14, 2004

04035775

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 22 2004
WASH. D.C. 179

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

For release July 14, 2004

Contact: USA Video Interactive Corporation
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

USA Video Interactive Corp. strengthens MediaSentinel Digital Watermarking Suite

Version 2.0 adds data management features

(Old Lyme CT – July 14, 2004) USA Video Interactive Corp. (USVO) today announced the availability of Version 2.0 of its powerful MediaSentinel™ digital watermarking software. MediaSentinel™ Version 2.0 was developed expressly to support the stringent anti-piracy requirements of the movie industry, digital video producers and companies whose products are used to distribute digital video content and movie titles to consumers; physically or over networks.

A MediaSentinel watermark is invisible to human perception and watermarked video titles contain absolutely no visible artifacts. Video content watermarked with MediaSentinel can be identified even if it has been modified or has escaped from a DRM or conditional access environment. In addition, MediaSentinel watermarks are extremely robust; they can survive a wide variety of attacks, including conversions from digital-to-analog-and-back, "StirMark" attacks and more.

MediaSentinel software consists of these software elements:

- The MediaSentinel™ Generator, which embeds information into video content in the form of an invisible watermark. This information can relate to ownership, licensing or the content itself. In addition, each watermarked video is given its own unique "key."
- The MediaSentinel™ KeyDB Watermark Database module, which supports the MediaSentinel™ Generator by recording watermarking parameters and identifying information associated with watermarked videos into a database. The "key" database is maintained by USA Video Interactive Corporation, to ensure that the key information is not accessible to pirates and is readily available to investigators.
- The MediaSentinel™ Reader, a software module that interprets video content that is suspected of being pirated. If a video title was encoded with a MediaSentinel watermark, the Reader applies the parameters and keys used during the watermarking process to expose the watermark.
- A MediaSentinel™ Software Development kit, which enables MediaSentinel technology to be integrated with other software and hardware systems. These systems may be part of a production or post-production workflow, a video headend, a digital distribution network, a PC or other customer premises equipment.

New capabilities and features available in MediaSentinel™ Version 2.0 include:

- Automated watermark generation
- Batch processing of multiple video titles, so multiple video titles can be processed sequentially without operator's intervention
- Centralized management of encoding/decoding parameters, so there is no need for entering encoding/decoding parameters for each video title
- A centralized repository of all possible destinations with addresses. This database allows the tracking of many videos going to one destination, one video going to many destinations, and many videos to many destinations.
- Media "Pool" (Media List): a centralized repository/list of all video titles and additional information
- Records: basic database elements, allowing flexible management of all available processing parameters and information
- Database-like management of entries, so records are easily searchable with multiple powerful search filters
- Additional details (information) such as destination, status, time and date, automatically associated with the watermark for easy tracking
- Improved forensic tracking; an extracted watermark is displayed with all associated information

MediaSentinel™ Version 2.0 retains the ability of previous versions, to watermark baseband digital video content in real-time, at the time of distribution or prior to distribution. MediaSentinel watermarks are extremely robust, meaning that they are virtually impossible to remove without rendering the source video useless. Multiple watermarks can be applied to the same piece of video content, which can help an analyst trace the video through production and distribution; potentially all the way to the end user.

Video content watermarked with MediaSentinel™ may be encoded as Windows Media®, RealVideo®, QuickTime® and in standard video formats such as MPEG, Motion JPEG and H.261; without impacting the watermark. MediaSentinel is also transparent to common digital media players such as the Microsoft® Windows Media® Player, RealPlayer® from RealNetworks® and the QuickTime® player from Apple Computer, Inc.

USA Video Interactive Corp. offers software licensing, resale and technical support programs for MediaSentinel™ Version 2.0, which are all available immediately.

USVO, a technology-based company established in 1992, is headquartered in Old Lyme, Connecticut. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**). Further information available at http://www.usvo.com)

About USA Video Interactive Corp. (USVO)

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com